Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2024

SHANGHAI, August 29, 2024 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors, today announced its unaudited financial results for the second quarter of 2024.

SECOND QUARTER 2024 FINANCIAL HIGHLIGHTS

•	Net revenues for the second quarter of 2024 were RMB615.8 million (US$84.7 million), a 34.6% decrease from the corresponding period in 2023, and a 5.2% decrease from the first quarter of 2024，primarily due to a decrease in distribution of insurance products.

Net revenues from mainland China for the second quarter of 2024 were RMB337.2 million (US$46.4 million), a 38.5% decrease from the corresponding period in 2023, mainly due to a decrease in distribution of insurance products as well as private secondary products.

Net revenues from overseas for the second quarter of 2024 were RMB278.6 million (US$38.3 million), a 29.2% decrease from the corresponding period of 2023, mainly due to a decrease in one-time commissions from insurance products.

Net Revenues by segment is as follows:

(RMB millions, except percentages)	Q2 2023	Q2 2024	YoY Change
Wealth management	745.3	415.6	(44.2)%
Asset management	183.4	192.3	4.9%
Other businesses	13.1	7.9	(39.7)%
Total net revenues	941.8	615.8	(34.6)%

Net Revenues by geography is as follows:

(RMB millions, except percentages)	Q2 2023	Q2 2024	YoY Change
Mainland China	548.3	337.2	(38.5)%
Overseas	393.5	278.6	(29.2)%
Total net revenues	941.8	615.8	(34.6)%

•	Income from operations for the second quarter of 2024 was RMB134.0 million (US$18.4 million), a 61.6% decrease from the corresponding period in 2023, mainly due to the 34.6% decrease in net revenues. Income from operations increased 10.3% sequentially, mainly due to the effective cost control measures implemented in the second quarter of 2024.

Income from operations by segment is as follows:

(RMB millions, except percentages)	Q2 2023	Q2 2024	YoY Change
Wealth management	300.2	65.5	(78.2)%
Asset management	80.9	86.5	6.9%
Other businesses	(31.7)	(18.0)	(43.2)%
Total income from operations	349.4	134.0	(61.6)%

•	Net income attributable to Noah shareholders for the second quarter of 2024 was RMB99.8 million (US$13.7 million), a 68.4% decrease from the corresponding period in 2023, mainly due to the 61.6% decrease in income from operations and a loss from equity in affiliates recorded in the second quarter of 2024.

•	Non-GAAP[1] net income attributable to Noah shareholders for the second quarter of 2024 was RMB106.1 million (US$14.6 million), a 66.1% decrease from the corresponding period in 2023.

SECOND QUARTER 2024 OPERATIONAL UPDATES

Wealth Management Business

Noah offers global investment products and provides value-added services to global Mandarin-speaking high-net-worth investors in its wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB, USD and other currencies.

•	Total number of registered clients as of June 30, 2024, was 459,072, a 2.8% increase from June 30, 2023, and a 0.3% increase from March 31, 2024. Among registered clients as of June 30, 2024, the number of overseas registered clients was 16,786, a 6.7% increase from March 31, 2024, and a 23.0% increase from June 30, 2023.

•	Total number of active clients[2] for the second quarter of 2024 was 8,634, a decrease of 25.2% from the second quarter of 2023 and 16.9% from the first quarter of 2024. Among active clients during the second quarter of 2024, the number of overseas active clients was 3,244, a 62.8% increase from the second quarter of 2023, and an 18.2% increase from the first quarter of 2024.

•	Aggregate value of investment products distributed during the second quarter of 2024 was RMB14.4 billion (US$2.0 billion), a 21.7% decrease from the second quarter of 2023, mainly due to a 29.3% decrease in distribution of mutual fund products. The aggregate value of investment products distributed decreased by 23.7% from the first quarter of 2024, mainly due to the decrease in distribution of mutual fund products. Among the investment products distributed during the second quarter of 2024, Noah distributed RMB7.9 billion (US$1.1 billion) of overseas investment products, a 40.8% increase from the second quarter of 2023, primarily due to an 80.9% increase in distribution of overseas mutual fund products.

The aggregate value of investment products distributed, categorized by product type, is as follows:

Product type	Three months ended June 30,

	2023		2024

	(RMB in billions, except percentages)
Mutual fund products	12.0	65.4%	8.5	59.0%
Private secondary products	4.3	23.3%	4.1	28.7%
Private equity products	0.6	3.3%	1.1	7.7%
Other products[3]	1.5	8.0%	0.7	4.6%
All products	18.4	100.0%	14.4	100.0%

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expenses and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

2 “Active clients” for a given period refers to registered clients who purchase investment products distributed or receive services provided by the Company during that given period.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

The aggregate value of investment products distributed, categorized by geography, is as follows：

Type of products in Mainland China	Three months ended June 30,

	2023		2024

	(RMB in billions, except percentages)
Mutual fund products	10.1	79.1%	5.0	77.1%
Private secondary products	1.9	15.2%	1.2	18.9%
Private equity products	0.1	1.1%	-	0.0%
Other products	0.6	4.6%	0.3	4.0%
All products in Mainland China	12.8	100.0%	6.5	100.00%

Type of overseas products	Three months ended June 30,

	2023		2024

	(RMB in billions, except percentages)
Mutual fund products	1.9	34.4%	3.5	44.2%
Private secondary products	2.4	41.7%	2.9	36.7%
Private equity products	0.8	13.5%	1.1	13.9%
Other products	0.6	10.4%	0.4	5.2%
All Overseas products	5.6	100.00%	7.9	100.00%

•	Coverage network in mainland China included 15 cities as of June 30, 2024, compared with 63 cities as of June 30, 2023, and 18 cities as of March 31, 2024, as the Company continued to streamline its coverage across mainland China.

•	Aggregate number of overseas relationship managers was 113 as of June 30, 2024, a 24.2% increase from March 31, 2024. Since the Company’s relationship managers in mainland China are divided into different teams, each focusing on an independent business unit dedicated to offering clients mutual fund and private secondary products, insurance products, or private equity products, the Company no longer considers it meaningful to disclose an aggregate number of relationship managers in mainland China.

Asset Management Business

Noah's asset management business is conducted through Gopher Asset Management Co., Ltd. ("Gopher Asset Management"), a leading multi-asset manager in China with global investment capabilities and overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities to multi-strategy investments denominated in RMB, USD and other currencies.

•	Total assets under management as of June 30, 2024, remained relatively stable at RMB154.0 billion (US$21.2 billion), compared with RMB156.9 billion as of June 30, 2023, and RMB153.3 billion as of March 31, 2024.

Mainland China assets under management as of June 30, 2024, were RMB114.9 billion (US$15.8billion), compared with RMB122.7 billion as of June 30, 2023, and RMB116.1 billion as of March 31, 2024.

Overseas assets under management as of June 30, 2024, were RMB39.1 billion (US$5.4 billion), compared with RM34.2 billion as of June 30, 2023, and RMB37.2 billion as of March 31, 2024.

Total assets under management, categorized by investment type, are as follows:

Investment type	As of March 31, 2024		Growth	Allocation/ Redemption		As of June 30, 2024

	(RMB billions, except percentages)
Private equity	131.8	85.9%	0.7	(0.5	) [4]	133.0	86.4%
Public securities[5]	10.9	7.1%	2.5	3.0		10.4	6.7%
Real estate	5.7	3.7%	0.2	0.1		5.8	3.8%
Multi-strategies	4.3	2.9%	-	0.1		4.2	2.7%
Others	0.6	0.4%	-	-		0.6	0.4%
All Investments	153.3	100.0%	3.4	2.7		154.0	100.0%

Total assets under management, categorized by geography, are as follows:

Mainland China Investment type	As of March 31, 2024		Growth	Allocation/ Redemption	As of June 30, 2024

	(RMB billions, except percentages)
Private equity	103.5	89.2%	-	0.1	103.4	90.1%
Public securities	6.9	6.0%	-	0.9	6.0	5.2%
Real estate	2.5	2.2%	-	0.1	2.4	2.1%
Multi-strategies	2.6	2.2%	-	0.1	2.5	2.1%
Others	0.6	0.4%	-	-	0.6	0.5%
All Investments	116.1	100.0%	-	1.2	114.9	100.0%

Overseas Investment type	As of March 31, 2024		Growth	Allocation/ Redemption	As of June 30, 2024

	(RMB billions, except percentages)
Private equity	28.3	75.7%	0.7	(0.6)	29.6	75.5%
Public securities	4.0	10.8%	2.5	2.1	4.4	11.2%
Real estate	3.2	8.6%	0.2	-	3.4	8.7%
Multi-strategies	1.7	4.9%	-	-	1.7	4.6%
All Investments	37.2	100.0%	3.4	1.5	39.1	100.0%

Other Businesses

Noah's other businesses mainly include providing clients with additional comprehensive services and investment products. Operating results for other businesses also include headquarter rental income, depreciation and amortization, as well as operating expenses.

Ms. Jingbo Wang, co-founder and chairwoman of Noah, commented, “The pace of our overseas expansion is gaining momentum as client demand for global asset allocation strengthens, with overseas revenue contribution increasing to 46.3% in the first half of 2024. While sluggish domestic markets continued to impact our business during the quarter, our investments in expanding our global product portfolio and distribution networks are starting to yield results, with overseas assets under management increasing 14.3% year-over-year. We have also raised US$338 million for overseas private equity, private credit, and other primary market funds year-to-date, a significant 40.2% year-over-year increase. Additionally, our team of overseas relationship managers directly supporting this expansion grew 101.8% year-over-year and 24.2% sequentially. While we are still in the relatively early stages of our overseas expansion, these results reflect the direction we are headed in going forward.”

4 The asset allocation/redemption of overseas investment products includes the fluctuation result of foreign currencies exchange rate.

5 The asset allocation/redemption of public securities also includes market appreciation or depreciation.

“Domestically, we are focused on stabilizing operations by streamlining our branch network to reduce overhead costs and adjusting our client service model to comply with evolving regulatory requirements by separating relationship and business development managers into different independent business units. While these initiatives may temporarily impact business activity over the next few quarters, they will ensure our ability to effectively and compliantly serve clients with a comprehensive portfolio of products in the long term.”

“In the interim, we are rewarding shareholders with enhanced capital returns for their long-term support with a US$50 million share repurchase program. This share repurchase program, along with the full year 2023 final and special dividend payout we just completed earlier this month, reflects our unwavering commitment to prioritizing shareholder interests and delivering sustained returns. While China’s wealth management industry is navigating a challenging period and undergoing a transition, we remain confident in our unique advantages stemming from our deep understanding of Mandarin-speaking high-net-worth individuals’ (HNWI) needs and our ability to deliver products and services to this still-growing client base. We are one of a few independent firms that maintains access, through years of investor education, to a large group of qualified individual investors who continue to seek professional services. As such, we believe that our stock is deeply undervalued and does not reflect our growth prospects, robust balance sheet and cash reserves, or the special bond we have formed with Mandarin-speaking HNWIs globally. We value both our long-term and new shareholders and are committed to sharing our success with them through more proactive capital allocation policies moving forward.”

SECOND QUARTER 2024 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2024 were RMB615.8 million (US$84.7 million), a 34.6% decrease from the corresponding period in 2023, primarily due to a decrease in distribution of insurance products.

•	Wealth Management Business

•	Net revenues from one-time commissions for the second quarter of 2024 were RMB136.4 million (US$18.8 million), a 66.2% decrease from the corresponding period in 2023, primarily due to a decrease in distribution of insurance products.

•	Net revenues from recurring service fees for the second quarter of 2024 were RMB235.5 million (US$32.4 million), a 12.5% decrease from the corresponding period in 2023, primarily due to a decrease in recurring service fees from private secondary products associated with the decrease in assets under management in Mainland China.

•	Net revenues from performance-based income for the second quarter of 2024 were RMB4.5 million (US$0.6 million), a 79.0% decrease from the corresponding period of 2023, primarily due to a decrease in performance-based income from offshore private equity products.

•	Net revenues from other service fees for the second quarter of 2024 were RMB39.2 million (US$5.4 million), a 22.7% decrease from the corresponding period in 2023, primarily due to a decrease in the value-added services Noah offers to its high-net-worth clients.

•	Asset Management Business

•	Net revenues from recurring service fees for the second quarter of 2024 were RMB168.9 million (US$23.2 million), a 4.5% decrease from the corresponding period in 2023, primarily due to a decrease in recurring service fees generated from RMB private equity products.

•	Net revenues from performance-based income for the second quarter of 2024 were RMB23.4 million (US$3.2 million), compared with RMB6.5 million in the corresponding period of 2023. The increase was primarily due to an increase in performance-based income realized from private equity products.

•	Other Businesses

•	Net revenues for the second quarter of 2024 were RMB7.9 million (US$1.1 million), compared with RMB13.1 million for the corresponding period in 2023.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2024 were RMB481.8 million (US$66.3 million), an 18.7% decrease from the corresponding period in 2023. Operating costs and expenses primarily consisted of 1) compensation and benefits of RMB297.0 million (US$40.9 million); 2) selling expenses of RMB61.9 million (US$8.5 million); 3) general and administrative expenses of RMB79.9 million (US$11.0 million); 4) reversal of credit losses of RMB0.3 million; and 5) other operating expenses of RMB46.0 million (US$6.3 million).

•	Operating costs and expenses for the wealth management business for the second quarter of 2024 were RMB350.1 million (US$48.2 million), a 21.3% decrease from the corresponding period in 2023, primarily due to decreases of 22.6% in compensation and benefits and 49.0% in selling expenses.

•	Operating costs and expenses for the asset management business for the second quarter of 2024 were RMB105.8 million (US$14.6 million), a 3.2% increase from the corresponding period in 2023, primarily due to an increase in other operating expenses which was partially offset by a decrease in compensation and benefits and selling expenses.

•	Operating costs and expenses for other businesses for the second quarter of 2024 were RMB25.9 million (US$3.6 million), compared with RMB44.8 million from the corresponding period in 2023.

Operating Margin

Operating margin for the second quarter of 2024 was 21.8%, a decrease from 37.1% in the corresponding period of 2023.

•	Operating margin for the wealth management business for the second quarter of 2024 was 15.8%, compared with 40.3% for the corresponding period in 2023.

•	Operating margin for the asset management business for the second quarter of 2024 was 45.0%, compared with 44.1% for the corresponding period in 2023.

•	Loss from operation for other businesses for the second quarter of 2024 was RMB18.0 million (US$2.5 million), compared with an operating loss of RMB31.7 million for the corresponding period in 2023.

Interest Income

Interest income for the second quarter of 2024 was RMB42.6 million (US$5.9 million), a 7.3% increase from the corresponding period in 2023, mainly due to an increase in US dollar cash balances.

Investment Income

Investment income for the second quarter of 2024 was RMB10.4 million (US$1.4 million), compared with investment loss RMB4.0 million for the corresponding period in 2023.

Income Tax Expenses

Income tax expenses for the second quarter of 2024 were RMB40.3 million (US$5.5 million), a 55.4% decrease from the corresponding period in 2023, primarily due to less taxable income compared with the second quarter of 2023.

Net Income

•	Net Income

•	Net income for the second quarter of 2024 was RMB103.7 million (US$14.3 million), a 66.8% decrease from the corresponding period in 2023.

•	Net margin for the second quarter of 2024 was 16.8%, a decrease from 33.2% in the corresponding period of 2023.

•	Net income attributable to Noah shareholders for the second quarter of 2024 was RMB99.8 million (US$13.7 million), a 68.4% decrease from the corresponding period in 2023.

•	Net margin attributable to Noah shareholders for the second quarter of 2024 was 16.2%, a decrease from 33.5% in the corresponding period of 2023.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the second quarter of 2024 was RMB1.42 (US$0.20) and RMB1.42 (US$0.20), respectively, a decrease from RMB4.54 and RMB4.54 respectively, for the corresponding period in 2023.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the second quarter of 2024 was RMB106.1 million (US$14.6 million), a 66.1% decrease from the corresponding period in 2023.

•	Non-GAAP net margin attributable to Noah shareholders for the second quarter of 2024 was 17.2%, compared with 33.2% for the corresponding period in 2023.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the second quarter of 2024 was RMB1.51 (US$0.21), down from RMB4.51 for the corresponding period in 2023.

Balance Sheet and Cash Flow

As of June 30, 2024, the Company had RMB4,604.9 million (US$633.7 million) in cash and cash equivalents, compared with RMB 5,129.4 million as of March 31, 2024.

Net cash inflow from the Company’s operating activities during the second quarter of 2024 was RMB49.6 million (US$6.8 million), mainly due to cash inflow generated from net income from operations.

Net cash outflow from the Company’s investing activities during the second quarter of 2024 was RMB548.2 million (US$75.4 million), mainly due to cash used for short-term investments.

Net cash outflow from the Company’s financing activities was RMB44.6 million (US$6.1 million) in the second quarter of 2024, compared to net cash inflow of RMB87.0 million in the corresponding period in 2023.

SHARE REPURCHASE PROGRAM

As announced earlier today, as part of its commitment to enhancing shareholder returns, the board of directors of the Company (“the Board”) authorized a share repurchase program under which the Company may repurchase up to US$50 million of its American depositary shares or ordinary shares, effective immediately. The authorized term for carrying out this share repurchase program is two years.

The Company announced in November 2023 that a new capital management and shareholder return policy (the “Policy”) had been adopted, pursuant to which up to 50% the Company's non-GAAP net income attributable to shareholders of the preceding financial year will be allocated to a Corporate Actions Budget which will serve various purposes, including dividend distribution and share repurchases. The share repurchase program announced today does not form a part of the Corporate Actions Budget under the Policy. The Corporate Actions Budget based on the Company’s financial performance in 2024 is expected to be determined and announced alongside the Company’s earnings results for the fourth quarter and full year ending on December 31, 2024.

The share repurchases under the repurchase program announced today will be carried out from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. The Board will review the share repurchase program periodically and may authorize adjustments of its terms and size. The Company expects to fund repurchases made under this program from its existing cash balance and cash generated from operations.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss its unaudited financial results and recent business activities for the second quarter and six months ended June 30, 2024. The conference call may be accessed with the following details:

Dial-in details:
Conference Title:	Noah Second Quarter and Half Year 2024 Earnings Conference Call
Date/Time:	Wednesday, August 28, 2024, at 8:00 p.m., U.S. Eastern Time Thursday, August 29, 2024, at 8:00 a.m., Hong Kong Time
Dial in:
- Hong Kong Toll Free	800-963-976
- United States Toll Free	+1-888-317-6003
- Mainland China Toll Free	4001-206-115
- International	+1-412-317-6061
Participant Password:	3101709

A telephone replay will be available starting approximately one hour after the end of the conference until September 4, 2024 at 1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 3826921.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “News & Events” section at http://ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expenses and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for mandarin-speaking high-net-worth investors. Noah's American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol "NOAH", and its shares are listed on the main board of the Hong Kong Stock Exchange under the stock code "6686." One ADS represents five ordinary shares, par value $0.00005 per share.

In the first half of 2024, Noah distributed RMB33.3 billion (US$4.6 billion) of investment products. As of June 30, 2024, through Gopher Asset Management, Noah managed assets totaling RMB154.0 billion (US$21.2 billion).

Noah's wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as Hong Kong (China), New York, Silicon Valley, Singapore, and Los Angeles. The Company's wealth management business had 459,072 registered clients as of June 30, 2024. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. Noah also operates other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the second quarter of 2024 ended June 30, 2024 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2672 to US$1.00, the effective noon buying rate for June 28, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited
Melo Xi
Tel: +86-21-8035-8292
ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	March 31,	June 30,	June 30,
	2024	2024	2024
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	5,129,437	4,604,946	633,662
Restricted cash	2,276	4,574	629
Short-term investments	747,084	1,287,400	177,152
Accounts receivable, net	435,114	429,417	59,090
Amounts due from related parties	508,236	444,937	61,225
Loans receivable, net	222,516	207,122	28,501
Other current assets	178,644	226,332	31,145
Total current assets	7,223,307	7,204,728	991,404
Long-term investments, net	803,598	742,322	102,147
Investment in affiliates	1,522,996	1,445,356	198,888
Property and equipment, net	2,450,271	2,416,072	332,462
Operating lease right-of-use assets, net	125,475	102,301	14,077
Deferred tax assets	427,680	400,401	55,097
Other non-current assets	189,794	155,825	21,442
Total Assets	12,743,121	12,467,005	1,715,517
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	585,886	346,543	47,686
Income tax payable	98,998	76,318	10,502
Deferred revenues	88,182	73,857	10,163
Dividend payable	-	1,018,000	140,082
Contingent liabilities	490,989	475,777	65,469
Other current liabilities	490,529	420,527	57,866

Total current liabilities	1,754,584	2,411,022	331,768
Deferred tax liabilities	260,976	245,609	33,797
Operating lease liabilities, non-current	70,335	55,043	7,574
Other non-current liabilities	25,564	24,980	3,437
Total Liabilities	2,111,459	2,736,654	376,576
Equity	10,631,662	9,730,351	1,338,941
Total Liabilities and Equity	12,743,121	12,467,005	1,715,517

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2023	2024	2024	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	399,521	127,894	17,599	(68.0)%
Recurring service fees	176,355	151,469	20,843	(14.1)%
Performance-based income	4,328	4,515	621	4.3%
Other service fees	64,114	49,950	6,873	(22.1)%
Total revenues from others	644,318	333,828	45,936	(48.2)%
Revenues from funds Gopher manages:
One-time commissions	5,982	9,129	1,256	52.6%
Recurring service fees	271,033	254,205	34,980	(6.2)%
Performance-based income	23,635	23,413	3,222	(0.9)%
Total revenues from funds Gopher manages	300,650	286,747	39,458	(4.6)%
Total revenues	944,968	620,575	85,394	(34.3)%
Less: VAT related surcharges	(3,211)	(4,721)	(650)	47.0%
Net revenues	941,757	615,854	84,744	(34.6)%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(180,304)	(131,505)	(18,096)	(27.1)%
Others	(204,798)	(165,505)	(22,775)	(19.2)%
Total compensation and benefits	(385,102)	(297,010)	(40,871)	(22.9)%
Selling expenses	(112,003)	(61,890)	(8,516)	(44.7)%
General and administrative expenses	(63,983)	(79,902)	(10,995)	24.9%
(Provision for) reversal of credit losses	(220)	331	46	N.A.
Other operating expenses	(37,078)	(46,007)	(6,331)	24.1%
Government subsidies	6,048	2,639	363	(56.4)%
Total operating costs and expenses	(592,338)	(481,839)	(66,304)	(18.7)%
Income from operations	349,419	134,015	18,440	(61.6)%
Other income:
Interest income	39,684	42,587	5,860	7.3%
Investment (loss) income	(3,976)	10,400	1,431	N.A.
Settlement reversal	-	11,476	1,579	N.A.
Other income (expenses)	15,821	(2,828)	(389)	N.A.
Total other income	51,529	61,635	8,481	19.6%
Income before taxes and income from equity in affiliates	400,948	195,650	26,921	(51.2)%
Income tax expense	(90,213)	(40,257)	(5,540)	(55.4)%
Income (loss) from equity in affiliates	1,561	(51,700)	(7,114)	N.A.
Net income	312,296	103,693	14,267	(66.8)%
Less: net (loss) income attributable to non-controlling interests	(3,132)	3,906	537	N.A.
Net income attributable to Noah shareholders	315,428	99,787	13,730	(68.4)%
Income per ADS, basic	4.54	1.42	0.20	(68.7)%
Income per ADS, diluted	4.54	1.42	0.20	(68.7)%

Margin analysis:
Operating margin	37.1%	21.8%	21.8%
Net margin	33.2%	16.8%	16.8%

Weighted average ADS equivalent[1]:

Basic	69,469,110	70,229,503	70,229,503
Diluted	69,492,786	70,429,388	70,429,388
ADS equivalent outstanding at end of period	63,137,912	65,806,082	65,806,082

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary share represents one ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for USD data, per ADS data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2023	2024	2024	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	570,092	313,149	43,091	(45.1)%
Recurring service fees	369,063	306,634	42,194	(16.9)%
Performance-based income	7,758	10,043	1,382	29.5%
Other service fees	136,980	84,910	11,684	(38.0)%
Total revenues from others	1,083,893	714,736	98,351	(34.1)%
Revenues from funds Gopher manages:
One-time commissions	11,878	10,956	1,508	(7.8)%
Recurring service fees	554,505	516,894	71,127	(6.8)%
Performance-based income	103,960	32,257	4,439	(69.0)%
Total revenues from funds Gopher manages	670,343	560,107	77,074	(16.4)%
Total revenues	1,754,236	1,274,843	175,425	(27.3)%
Less: VAT related surcharges	(9,006)	(9,454)	(1,301)	5.0%
Net revenues	1,745,230	1,265,389	174,124	(27.5)%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(329,039)	(275,800)	(37,951)	(16.2)%
Others	(426,169)	(409,995)	(56,417)	(3.8)%
Total compensation and benefits	(755,208)	(685,795)	(94,368)	(9.2)%
Selling expenses	(208,672)	(124,222)	(17,094)	(40.5)%
General and administrative expenses	(109,683)	(151,018)	(20,781)	37.7%
Reversal of credit losses	5,478	428	59	(92.2)%
Other operating expenses	(67,875)	(63,153)	(8,690)	(7.0)%
Government subsidies	19,032	13,872	1,909	(27.1)%
Total operating costs and expenses	(1,116,928)	(1,009,888)	(138,965)	(9.6)%
Income from operations	628,302	255,501	35,159	(59.3)%
Other income:
Interest income	74,072	88,772	12,215	19.8%
Investment (loss) income	(17,559)	15,585	2,145	N.A.
Settlement reversal	-	11,476	1,579	N.A.
Other income	25,379	1,107	152	(95.6)%
Total other income	81,892	116,940	16,091	42.8%
Income before taxes and income from equity in affiliates	710,194	372,441	51,250	(47.6)%
Income tax expense	(159,793)	(82,943)	(11,413)	(48.1)%
Income (loss) from equity in affiliates	5,230	(53,942)	(7,423)	N.A.
Net income	555,631	235,556	32,414	(57.6)%
Less: net (loss) income attributable to non-controlling interests	(4,007)	4,278	589	N.A.
Net income attributable to Noah shareholders	559,638	231,278	31,825	(58.7)%
Income per ADS, basic	8.06	3.30	0.45	(59.1)%
Income per ADS, diluted	8.05	3.30	0.45	(59.0)%
Margin analysis:
Operating margin	36.0%	20.2%	20.2%
Net margin	31.8%	18.6%	18.6%

Weighted average ADS equivalent[1]:

Basic	69,468,036	70,036,724	70,036,724
Diluted	69,498,956	70,163,305	70,163,305
ADS equivalent outstanding at end of period	63,137,912	65,806,082	65,806,082

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary share represents one ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2023	2024	2024	Change
	RMB'000	RMB'000	USD'000
Net income	312,296	103,693	14,267	(66.8)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	140,753	29,283	4,029	(79.2)%
Comprehensive income	453,049	132,976	18,296	(70.6)%
Less: Comprehensive (loss) income attributable to non-controlling interests	(3,269)	3,510	483	N.A.
Comprehensive income attributable to Noah shareholders	456,318	129,466	17,813	(71.6)%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2023	2024	2024	Change
	RMB'000	RMB'000	USD'000
Net income	555,631	235,556	32,414	(57.6)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	123,918	82,683	11,378	(33.3)%.
Comprehensive income	679,549	318,239	43,792	(53.2)%
Less: Comprehensive (loss) income attributable to non-controlling interests	(4,189)	3,018	415	N.A.
Comprehensive income attributable to Noah shareholders	683,738	315,221	43,377	(53.9)%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	June 30, 2023	June 30, 2024	Change
Number of registered clients	446,557	459,072	2.8%

	Three months ended

	June 30, 2023	June 30, 2024	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	11,548	8,634	(25.2)%
Transaction value:
Private equity products	618	1,103	78.5%
Private secondary products	4,293	4,137	(3.6)%
Mutual fund products	12,031	8,501	(29.3)%
Other products	1,465	676	(53.9)%
Total transaction value	18,407	14,417	(21.7)%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	127,894	-	-	127,894
Recurring service fees	151,469	-	-	151,469
Performance-based income	4,515	-	-	4,515
Other service fees	39,382	-	10,568	49,950
Total revenues from others	323,260	-	10,568	333,828
Revenues from funds Gopher manages
One-time commissions	9,119	10	-	9,129
Recurring service fees	85,165	169,040	-	254,205
Performance-based income	-	23,413	-	23,413
Total revenues from funds Gopher manages	94,284	192,463	-	286,747
Total revenues	417,544	192,463	10,568	620,575
Less: VAT related surcharges	(1,918)	(162)	(2,641)	(4,721)
Net revenues	415,626	192,301	7,927	615,854
Operating costs and expenses:
Compensation and benefits
Relationship managers	(124,857)	(6,648)	-	(131,505)
Others	(114,162)	(48,285)	(3,058)	(165,505)
Total compensation and benefits	(239,019)	(54,933)	(3,058)	(297,010)
Selling expenses	(43,303)	(12,411)	(6,176)	(61,890)
General and administrative expenses	(53,575)	(16,356)	(9,971)	(79,902)
Reversal of credit losses	60	78	193	331
Other operating expenses	(16,517)	(22,487)	(7,003)	(46,007)
Government subsidies	2,221	343	75	2,639
Total operating costs and expenses	(350,133)	(105,766)	(25,940)	(481,839)
Income (loss) from operations	65,493	86,535	(18,013)	134,015

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	399,521	-	-	399,521
Recurring service fees	176,355	-	-	176,355
Performance-based income	4,328	-	-	4,328
Other service fees	50,878	-	13,236	64,114
Total revenues from others	631,082	-	13,236	644,318
Revenues from funds Gopher manages
One-time commissions	5,920	62	-	5,982
Recurring service fees	93,914	177,119	-	271,033
Performance-based income	17,115	6,520	-	23,635
Total revenues from funds Gopher manages	116,949	183,701	-	300,650
Total revenues	748,031	183,701	13,236	944,968
Less: VAT related surcharges	(2,755)	(312)	(144)	(3,211)
Net revenues	745,276	183,389	13,092	941,757
Operating costs and expenses:
Compensation and benefits
Relationship managers	(175,446)	(4,858)	-	(180,304)
Others	(133,409)	(63,949)	(7,440)	(204,798)
Total compensation and benefits	(308,855)	(68,807)	(7,440)	(385,102)
Selling expenses	(84,883)	(20,839)	(6,281)	(112,003)
General and administrative expenses	(47,431)	(11,721)	(4,831)	(63,983)
(Provision for) reversal of credit losses	(294)	74	-	(220)
Other operating expenses	(9,637)	(1,230)	(26,211)	(37,078)
Government subsidies	6,002	46	-	6,048
Total operating costs and expenses	(445,098)	(102,477)	(44,763)	(592,338)
Income (loss) from operations	300,178	80,912	(31,671)	349,419

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended June 30, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	218,785	112,596	10,568	341,949
Overseas	198,759	79,867	-	278,626
Total revenues	417,544	192,463	10,568	620,575

	Three months ended June 30, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	419,220	118,972	13,236	551,428
Overseas	328,811	64,729	-	393,540
Total revenues	748,031	183,701	13,236	944,968

Noah Holdings Limited

Supplement Revenue Information by Product Types

(unaudited)

	Three months ended
	June 30, 2023	June 30, 2024	Change

	(in thousands of RMB, except percentages)
Mainland China:
Public securities products [1]	148,702	117,740	(20.8)%
Private equity products	209,505	198,208	(5.4)%
Insurance products	171,543	11,753	(93.1)%
Others	21,678	14,248	(34.3)%
Subtotal	551,428	341,949	(38.0)%

Overseas:
Investment products [2]	136,381	136,519	0.1%
Insurance products	212,226	100,582	(52.6)%
Online business [3]	2,251	7,246	221.9%
Others	42,682	34,279	(19.7)%
Subtotal	393,540	278,626	(29.2)%
Total revenue	944,968	620,575	(34.3)%

[1] Includes mutual funds and private secondary products.

[2] Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

[3] Includes money market mutual fund products, securities brokerage business.

Noah Holdings Limited

Supplement Information of Overseas Business

(unaudited)

	Three months ended

	June 30, 2023	June 30, 2024	Change
Net Revenues from Overseas (RMB, million)	393.5	278.6	(29.2)%
Number of Overseas Registered Clients	13,650	16,786	23.0%
Number of Overseas Active Clients	1,993	3,244	62.8%
Transaction Value of Overseas Investment Products (RMB, billion)	5.6	7.9	40.8%
Number of Overseas Relationship Managers	56	113	101.8%
Overseas Assets Under Management (RMB, billion)	34.2	39.1	14.3%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,
	2023	2024	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	315,428	99,787	(68.4)%
Adjustment for share-based compensation	(3,055)	21,880	N.A.
Add: settlement reversal	-	(11,476)	N.A.
Less: tax effect of adjustments	(740)	4,139	N.A.
Adjusted net income attributable to Noah shareholders (non-GAAP)	313,113	106,052	(66.1)%

Net margin attributable to Noah shareholders	33.5%	16.2%
Non-GAAP net margin attributable to Noah shareholders	33.2%	17.2%
Net income attributable to Noah shareholders per ADS, diluted	4.54	1.42	(68.7)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	4.51	1.51	(66.5)%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,
	2023	2024	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	559,638	231,278	(58.7)%
Adjustment for share-based compensation	(9,244)	58,479	N.A.
Add: settlement reversal	-	(11,476)	N.A.
Less: tax effect of adjustments	(2,239)	11,061	N.A.
Adjusted net income attributable to Noah shareholders (non-GAAP)	552,633	267,220	(51.6)%

Net margin attributable to Noah shareholders	32.1%	18.3%
Non-GAAP net margin attributable to Noah shareholders	31.7%	21.1%
Net income attributable to Noah shareholders per ADS, diluted	8.05	3.30	(59.0)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	7.95	3.81	(52.1)%